BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	1407-1050 BURRARD STREET VANCOUVER, BRITISH COLUMBIA V6Z 2S3
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	DAN BROWN
CONTACT'S POSITION:	ACCOUNTANT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A
FOR QUARTER ENDED:	OCTOBER 31, 2004
DATE OF REPORT:	DECEMBER 17, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF BC FORM 51-901F AND BC FORM 51-102F1 MANAGEMENT DISCUSSION AND ANALYSIS.

Peter Loretto	"Peter Loretto"	04/12/17

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Barry MacNeil	"Barry MacNeil"	04/12/17

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

For the Period Ended October 31, 2004

Item 1 Quarterly MD&A

Item 1.1 Date

The date of this filing is December 17, 2004, for the quarter ended October 31, 2004. Please refer to the Company's annual Form 51-102F1, filed on December 15, 2004, for further information, which is updated below.

Item 1.2 Overall Performance

The Company has incurred losses to date of $11,801,292 which includes a net loss for the three month quarter ended October 31, 2004 of $5,580.

In November of 2004, the Company sold 550,000 shares of its investment in Austral Pacific Energy Ltd. ("Austral Pacific"), with a book value of $660,000 or $1.20 per share for CAD$3.50 per share. The proceeds from the sale of this investment were used to exercise the Company's Series "A" warrants in Austral Pacific to purchase 836,845 shares of Austral Pacific at a price of $1.50 per share. In December of 2004, the Company also sold an additional 110,800 shares at approximately CAD$3.65 per share.

The Company, as of December 17, 2004, holds 1,130,190 shares (6.89%) of Austral as well as an additional 382,750, share purchase warrants.

Item 1.3 Results of Operations - Three Month Period Ended October 31, 2004

The Company's net loss for the three-month period ended October 31, 2004 was $5,580 or $0.00 per share, compared to a net loss of $3,508 or $0.00 per share for the period ended October 31, 2003. The Company's net loss consisted of general and administrative costs of $18,908 (2003: $16,434), interest income of $120, a recovery of loan receivable previously written-off of $7,019, and a non-controlling interest adjustment of $6,189 relating to AMG Oil Ltd.

The General and Administrative costs for the three-month period ending October 31, 2004 were comparable to the same period last year because the Company's corporate activity for the two periods was also similar.

The costs that decreased for the quarter ended October 31,2004 when compared to the comparable period last year are as follows: corporate relations and development $Nil (2003: $1,350), amortization $1,109 (2003: $2,666) and office and miscellaneous $1,871 (2003: $3,194).

The costs that increased during this period were accounting and audit fees $5,237 (2003: $526), filing and transfer agency fees $1,982 (2003: $822), legal $3,043 (2003: $1,287), rent $3,675 (2003: $3,441), telephone $1,162 (2003: $753) travel, promotion and accommodation $1,571 (2003: $823) and wages and benefits $5,221 (2003: $3,618).

The Company also received a non-cash foreign exchange gain of $5,963 during the three-month period ended October 31, 2004, compared to a gain of $2,046 in the similar period last year.

Losses before "other items" were equivalent to the general and administrative expenses for the three month period ended October 31, 2004 totaling $18,908 versus a loss of $16,434 for the comparable period last year.

Please refer to the Audited Consolidated Schedules of General and Administrative Expenses located in Schedule A of BC FORM 51-901F for further information.

"Other items", which partially offset the net loss before other items for the period ended October 31, 2004, included interest income of $120 and a recovery of a loan receivable previously written-off of $7,019. The Company also recorded an adjustment of $6,189 relating to the non-controlling interest portion of AMG Oil's loss. For the comparable period last year the Company's loss before other items were partially offset by interest income of $494 and a recovery of a loan receivable previously written-off of $6,617. The Company also recorded an adjustment of $5,815 relating to the non-controlling interest portion of AMG Oil's loss during this period.

The net effect of these transactions for the three-month period ended October 31, 2004, is a net loss recorded for the quarter of $5,580, compared to a net loss of $3,508 for the same period last year.

Item 1.4 Summary of Quarterly Results

	Three Month Period Ended Oct 31, 2004 $	Three Month Period Ended July 31, 2004 $	Three Month Period Ended April 30, 2004 $	Three Month Period Ended Jan. 31, 2004 $	Three Month Period Ended Oct 31, 2003 $	Three Month Period Ended July 31, 2003 $	Three Month Period Ended April 30, 2003 $	Three Month Period Ended Jan. 31, 2003 $
Total Revenue		-	-	-	-	-	-	-
Net income (loss) for the period	(5,580)	60,226	(31,747)	433,858	(3,508)	42,800	(133,053)	(21,479)
Basic income (loss) per share	(0.00)	0.02	(0.01)	0.18	(0.00)	0.02	(0.06)	(0.01)
Diluted income (loss) per share	(0.00)	0.01	(0.01)	0.13	(0.00)	0.01	(0.06)	(0.01)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

The Company has not had any discontinued operations or extraordinary items in the past two years, therefore has not shown the impacts of these on the net loss and basic/diluted loss per share. The Company did have an unusual item occur as a result of the non-cash acquisition of AMG Oil Ltd. during the 2003 fiscal year, the effects of which have been disclosed on the Companys Schedule A of BC FORM 51-901F for the year ended July 31, 2004 and 2003.

Item 1.5 Liquidity and Capital Resource - Three Month Period Ended October 31, 2004

The Company had $61,766 in cash and $94,509 in working capital at October 31, 2004. This compares to $224,355 in cash and $251,094 in working capital for period ended October 31, 2003. The Company had a net use of cash of $8,121 from operating activities for the period ending October 31, 2004 compared to a net use of cash of $2,934 for the comparable period ending October 31, 2003.

There were no investing or financing activities for the Company for either of the three month periods ending October 31, 2004 or 2003.

The net impact of all cash activities during the three-month period ended October 31, 2004 resulted in a net decrease in cash of $8,121, compared to a net decrease in cash of $2,934 for the comparable period ended October 31, 2003.

Refer to Item 1.2 above for material investing activities that occurred subsequent to the period ending October 31, 2004.

The Company has the following commitments for Capital Expenditure at October 31, 2004:

Contractual Obligations	Total $	Less than One Year
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations	-	-
Total Contractual Obligations	-	-

The Company, after considering the investing activities disclosed in Item 1.2 above, has 382,750 outstanding warrants to purchase shares of Austral Pacific at a price of approximately US$ 1.37 (NZ$2.10) per share that expire on January 5, 2005.

Item 1.6 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Item 1.7 Transactions with Related Parties

a) Due to Related Parties

At October 31, 2004, the Company was owed $9,505 (October 31, 2003 - $7,883) by a public company with directors, officers and principal shareholders in common.

b) Investment in Associated Company

Subsequent to the period ended October 31, 2004, the Company sold 660,800 shares of Austral Pacific and purchased 836,845 shares of Austral Pacific through the exercise of share-purchase warrants as disclosed above in Item 1.2.

c) Loan Receivable from Associated Company

The Company received $7,019 (2003: $6,617) in payments relating to a loan to Verida that was previously written-off. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule.

d) Other

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral Pacific's behalf.

During the three-month period ended October 31, 2004, the Company paid $2,088 (October 31, 2003 - $2,253) for wages and benefits to a director of the Company.

Item 1.8 Proposed Transactions

The Company has 382,750 outstanding warrants to purchase shares of Austral Pacific at a price of approximately US$ 1.37 (NZ$2.10) per share that expire on January 5, 2005. The Company's management expects to exercise warrants prior to their expiry.

Item 1.9 Critical Accounting Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires managment to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported.

Item 1.10 Changes in Accounting Policies and Initial Adoption - Three Month Period Ended October 31, 2004

There were no changes during the period ended October 31, 2004.

Item 1.11 Financial Instruments and Other Instruments - Period Ended October 31, 2004

Cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due from related parties are carried at cost which approximates fair value due to the short-term nature of these instruments. Unless otherwise noted, it is managements opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a. Share Purchase Warrants

At October 31, 2004, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

900,000	US$0.35	June 13, 2005

b. Incentive Stock Options

At October 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	US$31.50	March 31, 2005

Item 1.12 Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

..

a. Outstanding Share Data (At October 31, 2004):

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at October 31, 2004 and July 31, 2004	2,516,823	$ 13,175,075

At October 31, 2004, there are 900,000 share purchase warrants and 27,777 stock options outstanding as shown in Item 1.11. Therefore the total common shares issuable upon exercise of share-purchase warrants and stock options at October 31, 2004 is 3,444,600.

b. Change of Corporate Secretary, CFO and Director

On October 27, 2004, Mr. Garth Johnson, CGA, resigned as Corporate Secretary, CFO and Director of the Company and was replaced by Mr. Barry MacNeil, CGA.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil, CGA
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT
(1) Member of audit committee
Computershare Trust Company of Canada
CORPORATE OFFICE	9th Floor, University Avenue
Toronto, Ontario
1407-1050 Burrard Street	Canada M5J 2Y1
Vancouver, British Columbia	Telephone: 1-888-661-5566
Canada V6Z 2S3	Facsimile: 1-416-263-9261
Telephone: 1-604-682-6496	Email:
Facsimile: 1-604-682-1174
SHARE LISTING
SHAREHOLDER RELATIONS
OTCBB: TOPLF
Telephone: 604-682-6496
Facsimile: 604-682-1174	ANNUAL GENERAL MEETING

BANKERS	The annual general meeting is
to be held on January 14, 2005 at the
Bank of Montreal	Lang Michener, Barristers & Solicitors,
Vancouver, British Columbia	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
SUBSIDIARY
SHARE CAPITAL
DLJ Management Corp.
At December 17, 2004, there are 2,516,823
shares issued and outstanding